Exhibit 99.1

Obsidian Energy Announces Acquisition of 45 Percent Partnership Interest in Peace River Oil Partnership Preliminary Third Quarter 2021 Results

•	Acquisition to provide additional production and reserves, full operational and funding control

•	Increased third quarter funds flow from operations from higher commodity prices and dedicated focus on managing cost structure

CALGARY, November 2, 2021 - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce it has entered into a purchase and sale agreement (the “Agreement”) to acquire the remaining 45 percent partnership interest in the Peace River Oil Partnership (“PROP”) asset from our joint venture partner (the “Vendor”), through a wholly-owned subsidiary (the “Acquisition”). Total consideration paid will be $43.5 million prior to closing adjustments with an effective date of July 1, 2021. The Acquisition will be funded by a combination of cash and, if necessary, Obsidian Energy common shares (“Common Shares”) issued to the Vendor.

“With this acquisition, we will have 100 percent interest and full operating and funding control of PROP”, said Stephen Loukas, Obsidian Energy’s Interim President and CEO. “This acquisition allows us to better execute future development programs in the area, maximize cost efficiencies and further optimize production. In addition, improved economic returns from higher oil prices makes future development of the Peace River area highly compelling, and allows us to access the depth of our existing inventory and the resource potential of this asset.”

The cash consideration for the Acquisition will be funded by a $16.3 million limited-recourse loan secured by the 45 percent interest in PROP, which will be acquired pursuant to the Acquisition and proceeds from a new equity offering (the “Offering”). If the Company receives gross proceeds of less than $22.5 million pursuant to the Offering, the Vendor will receive common shares in the capital of Obsidian Energy (“Common Shares”) valued at the price at which the Offering is conducted in payment of the balance of the purchase price of $43.5 million less customary adjustments payable at closing of the Acquisition; any Common Shares issued to the Vendor will be subject to a four-month hold period.

ACQUISITION HIGHLIGHTS

•

Increases Obsidian Energy’s ownership interest to 100 percent in PROP, resulting in full operational and funding control to efficiently execute the Company’s development plan in the area. PROP’s characteristics include:

•	A large, contiguous cold-flow heavy oil resource developed with multi-leg horizontal wells targeting Bluesky formation

•	Resource upside potential from the emerging Clearwater formation oil play

•	Adds approximately 2,400 boe/d of current production

•	Adds the following reserves[1]:

•	Proved developed producing (“PDP”) reserves of 3.497 million boe resulting in a purchase price of $12.44/boe;

•	Proved (“1P”) reserves of 4.760 million boe resulting in a purchase price of $9.14/boe;

•	Proved plus probable (“2P”) reserves by 6.746 million boe resulting in a purchase price of $6.45/boe;

•	Contributes a third quarter 2021 estimated netback of $37.00/boe

•	Includes a decommissioning liability of approximately $25.0 million on an undiscounted, uninflated basis with a high asset liability rating of approximately 4.5 times

ACQUISITION LIMITED-RECOURSE LOAN

Obsidian Energy has received a term sheet in respect of a $16.3 million limited-recourse loan (the “Loan”) with a Calgary-based institutional lender. The Loan will bear an interest rate of 10.5 percent, has security limited to the 45 percent partnership interest in PROP to be acquired by Obsidian Energy through a wholly-owned subsidiary, and a maturity of December 31, 2022. Under the terms of the Loan, we are required to hedge our production, based on WTI, on the 45 percent of production acquired at the following levels:

•	Fourth quarter 2021 (from closing date): 90 percent of net after royalty production,

•	First quarter 2022: 80 percent net after royalty production,

•	Second quarter 2022: 70 percent net after royalty production, and

•	Third and fourth quarter 2022: 40 percent net after royalty production.

We expect the Loan to be repaid by the end of the third quarter of 2022 given the hedge profile and our ability to repay the Loan up to a maximum of approximately $1.6 million per month without penalty from the acquired asset’s free cash flow.

PRELIMINARY THIRD QUARTER 2021 RESULTS

In association with the Acquisition, Obsidian Energy is providing preliminary unaudited third quarter 2021 results. The third quarter of 2021 benefitted from higher pricing for both oil and natural gas, which improved our funds flow from operations to approximately $59.3 million or $0.79 per basic per share. Our second half development program advanced quickly with approximately $45.1 million, drilling 11 (10.2 net) operated wells, which brought three (3.0 net) wells on production in the quarter. A further eight (7.2 net) wells were brought on production in October.

Net operating costs continued to improve, decreasing from $13.71 per boe in the second quarter 2021 to $13.28 per boe in the third quarter 2021. We maintained our strong G&A record with third quarter 2021 costs of approximately $1.82 per boe, up slightly from $1.69 per boe in the second quarter of 2021. Our strong well results and fourth quarter capital expenditure program have laid the foundation for production growth and positive results in the fourth quarter of 2021. The Company’s net debt at September 30, 2021 is estimated to be $428.1 million, comprised of $340.0 million drawn against our $440 million senior credit facility (“Facility”), $58.9 million of senior notes and approximately a $29.2 million working capital deficiency. Our Facility has been repaid by $55 million since the beginning of the year, and we have $95 million of available borrowing capacity at September 30, 2021. Obsidian Energy’s full third quarter 2021 results are expected to be released on November 8, 2021.

[1]

All reserves data presented herein in respect of the acquired PROP interest is derived from the report prepared by Sproule Associated Limited dated October 29, 2021, where they evaluated the crude oil, natural gas and natural gas liquids reserves attributable to the PROP interest of the PROP assets and the net present value of future net revenue attributable to those reserves effective July 1, 2021 (the “Partnership Interest Reserves Report”).

ACQUISITION SUMMARY AND PRO-FORMA 2021 GUIDANCE

Acquisition Summary
Purchase Price	$ millions	43.5
Total Net Consideration	$ millions	36.0 – 36.3
Acquired Production (Q3/21)	boe/d	2,400
Netback (Q3/21)	$/boe	37.00
Land	net acres	120,000
Drilling Locations (2P)	net booked	8
Reserves[1]
PDP	MMboe	3.497
1P	MMboe	4.760
2P	MMboe	6.746
2P RLI	years	7.75
Total Decommissioning Liability	$ millions	25.0

(1)

“Reserve Life Index” or “RLI” is calculated by dividing reserves volumes by estimated production from the Partnership Interest Reserves Report. RLIs are not necessarily comparable between different issuers as there may be variation in calculation methodology. Management views RLI as a useful measure of the length of time the reserves would be produced at the estimated rate of production. See “Oil and Gas Metrics” in Advisories

The following table summarizes Obsidian’s pro-forma guidance for 2021 after giving effect to the Acquisition, assuming that the Acquisition closes in the first half of November 2021 and based on the preliminary unaudited third quarter and nine-month 2021 results set out in the table below. Using mid-point of our post-acquisition guidance, we expect fourth quarter 2021 production to average approximately 26,730 boe/d, generating funds flow from operations of approximately $88 million.

		Preliminary Unaudited Third Quarter 2021 Results	Preliminary Unaudited Nine Month 2021 Results	2021E Post-Acquisition Guidance
Production[1]	boe/d	24,164	24,017	24,600 – 24,800
% Oil and NGLs	%	63%	64%	64%
Capital Expenditures[2]	$ millions	45.1	96.1	141 – 143
Decommissioning Expenditures[3]	$ millions	1.6	5.4	8
Net Operating Costs	$/boe	13.28	13.50	12.95 – 13.15
General & Administrative	$/boe	1.82	1.73	1.70 – 1.80
Based on midpoint of above guidance
WTI Range	US$/bbl	70.56	64.87	75.00 – 80.00
Funds Flow from Operations[4,5,6]	$ millions	59.3	137.9	223 – 228
Free Cash Flow[2,4,5,6]	$ millions	12.6	36.4	72 – 77
Net Debt	$ millions	428.1	428.1	404 – 409

(1)	Mid-point of guidance range: 10,660 bbl/d light oil, 2,900 bbl/d heavy oil, 2,205 bbl/d NGLs and 53.6 mmcf/d natural gas.
(2)	Includes capital cost updates for PROP Q4 drilling at 100% OBE.
(3)	Decommissioning expenditures do not include grants and allocations to be utilized by the Company under the ASRP.
(4)

Includes approximately $15 million of estimated charges for full year 2021 related to the deferred share units, preferred share units and non-treasury incentive plan cash compensation amounts which are based on the Company’s closing share price on September 30, 2021 of $4.51 per share. The charge is primarily due to the Company’s increased share price in 2021 compared to the closing price on December 31, 2020 of $0.87 per share.

(5)

Includes actual WTI and natural gas prices for the first nine months of 2021. Pricing assumptions outlined are forecasted for the fourth quarter of 2021. Risk management (hedging) adjustments incorporated into 2021 guidance as at October 26, 2021.

(6)	Includes actual AECO prices for the first nine months of 2021 and AECO forward strip pricing as of October 26, 2021.

ACQUISITION DETAILS

Pursuant to the Agreement, Obsidian Energy will acquire the remaining 45 percent interest in PROP for aggregate consideration of $43.5 million, prior to closing adjustments, which are anticipated to reduce the consideration payable at closing to approximately $36 million.

In connection with the closing of the Acquisition, the Company has agreed with our syndicate of bank lenders to certain required consents and amendments to our Facility. The Company also agreed with our lenders to reduce the outstanding obligations under the Facility in aggregate by $25.0 million through a repayment of outstanding amounts under the non-revolving term facility with the net proceeds from the Offering (less the pro rata amount of such proceeds repayable to the holders of the Senior Notes), with the amount of any shortfall being funded by way of a draw under the revolving facility. Pro forma our September 30, 2021 Facility balance, we estimate we will have approximately $70 million of available borrowing capacity under the Facility post-closing of the Acquisition. All other material terms of the Facility remain the same with the next borrowing base redetermination scheduled for November 30, 2021 and a term out date of November 30, 2022. At December 31, 2021, the Facility commitment amount will be reduced such that the Company will begin 2022 with $35 million of available capacity under the Facility as previously disclosed.

The Company has agreed with holders of our Senior Notes to corresponding and substantively the same consents and amendments as approved by its syndicate of lenders in connection with the closing of the Acquisition.

At the closing of the Acquisition, the Company will also repay approximately $3.3 million of the Senior Notes, which will leave approximately US$43.7 million outstanding with a maturity date of November 30, 2022. In 2022, we plan to refinance our debt structure with the objective of incorporating senior and subordinated debt in the structure in order to provide the Company a stable capital source that provides operational liquidity and a longer-term maturity profile.

ADDITIONAL READER ADVISORIES

PRELIMINARY FINANCIAL INFORMATION

The Company’s expectations for its Net Operating Costs, general and administrative expenses, capital expenditures, decommissioning expenditures, Funds Flow from Operations, Free Cash Flow and Net Debt (see “Non-GAAP Financial Measures”) following completion of the Acquisition are based on, among other things, Obsidian Energy’s anticipated financial results for the three and nine months ended September 30, 2021 and for the unaudited financial performance of the PROP asset. The Company’s anticipated financial results are unaudited and preliminary estimates that: (i) represent the most current information available to management as of the date of hereof; (ii) are subject to completion of interim review procedures that could result in significant changes to the estimated amounts; and (iii) do not present all information necessary for an understanding of the Company’s financial condition as of, and the Company’s results of operations for such periods. The anticipated financial results are subject to the same limitations and risks as discussed under “Forward Looking Statements” below. Accordingly, Obsidian Energy’s anticipated financial results for such periods may change upon the completion and approval of the financial statements for such periods and the changes could be material.

OIL AND GAS METRICS

This news release contains certain oil and gas metrics, including Reserve Life Index or “RLI”, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

BARREL OF OIL EQUIVALENCY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Boe/d means barrels of oil equivalent per day.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
NGLs	Natural gas liquids	mmcf/d	million cubic feet per day
		GJ	gigajoule

Other
AECO	the natural gas storage facility located at Suffield, Alberta, connected to TransCanada’s Alberta System
boe	barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one barrel of oil
boe/d	barrels of oil equivalent per day
MMboe	million barrels of oil equivalent
WCS	Western Canadian Select
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade
US$	United States dollar

DRILLING LOCATIONS

This news release discloses proved and probable drilling inventory derived from Partnership Interest Reserves Report and account for drilling locations that have associated proved and probable reserves. The drilling locations considered for future development will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors.

UNDERLYING ASSUMPTIONS

The material budget and underlying assumptions used by the Company in preparation of its pro-forma guidance for 2021 after giving effect to the Acquisition are as follows:

2021E Post-Acquisition[1]
WTI[2]	US$/bbl	75.00 – 80.00
NGL Price[2]	$/boe	60.00 – 63.50
AECO[4]	$/GJ	5.41
Foreign Exchange Rate	CDN$/US$	1.25
Production	boe/d	24,600 – 24,800
Royalties	$/boe	5.32 – 5.55
Net Operating Costs	$/boe	12.95 – 13.15
Transportation	$/boe	2.23
Interest	$/boe	3.30
General and Administrative	$/boe	1.70 – 1.80
Hedging gain (loss)[3]	$/boe	(1.17) – (1.51)
Capital Expenditures	$ millions	141 – 143
Decommissioning Expenditures	$ millions	8
Net Debt	$ millions	404 – 409
Funds Flow from Operations	$ millions	223 – 228
Free Cash Flow	$ millions	72 – 77

(1)	Assumes the Acquisition closes on November 15, 2021.
(2)	Includes actual WTI/NGL prices for the first nine months of 2021. Pricing assumptions outlined are forecasted for the fourth quarter of 2021.
(3)

Risk management (hedging) adjustments incorporated into 2021 guidance as at October 26, 2021. Includes estimate of required financial hedge of 90% of net after royalty oil volumes from new wholly owned OBE subsidiary owning net 45% of PROP from November 15, 2021 to December 31, 2021.

(4)	Includes actual AECO prices for the first nine months of 2021 and AECO forward strip pricing as shown in the Table as of October 26, 2021 for the fourth quarter of 2021.

PRODUCTION BREAKDOWN BY PRODUCT TYPE

Disclosure of production on a per boe basis in this news release consists of the constituent product types as defined in NI 51-101 and their respective quantities disclosed in the table below:

	Light and Medium Crude Oil (bbls/d)	Heavy Oil (bbls/d)	NGLs (boe/d)	Conventional Natural Gas (MMcf/d)	Total (boe/d)
Preliminary Unaudited Third Quarter 2021 Results	10,314	2,688	2,213	54	24,164
Preliminary Unaudited Nine-Month 2021 Results	10,389	2,712	2,144	53	24,017
Acquired Production (Third Quarter 2021)	—	2,004	2	3	2,434
Fourth Quarter 2021 Estimate Post-Acquisition[1]	11,465	3,465	2,390	57	26,730
2021E Post-Acquisition[1]	10,660	2,900	2,205	54	24,700

(1)

With respect to forward-looking production guidance, product type breakdown is based upon management’s expectations based on reasonable assumptions but are subject to variability based on actual well results.

UNITED STATES ADVISORY

This news release does not represent an offer of securities for sale in the United States. Any such securities may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable U.S. state securities laws. Obsidian Energy will not make any public offering of securities in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

FUTURE-ORIENTED FINANCIAL INFORMATION

This news release contains future-oriented financial information (“FOFI”) and financial outlook information relating to the Company’s prospective results of operations, operating costs, expenditures, production, Funds Flow from Operations, Free Cash Flow, and Net Debt, in each case for the three and nine months ended September 30, 2021 and for the three months and year ending December 31, 2021, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below under “Forward-Looking Statements”. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI in order to provide readers with a more complete perspective on the Company’s business following the completion of the Acquisition and such information may not be appropriate for other purposes. This FOFI is prepared as of the date of this news release.

NON-GAAP MEASURES

Included in this news release are references to terms “Funds Flow from Operations”, “Free Cash Flow”, “Netback”, “Net Debt” and “Net Operating Costs” which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable with the calculation of similar measures by other companies. These non-GAAP measures are described and defined in the management’s discussion and analysis dated July 29, 2021 for the three and six months ended June 30, 2021 (the “Interim MD&A”), as summarized below. See the Interim MD&A for additional information including rationale for use of such measures and reconciliations to the nearest IFRS measure, as applicable.

“Free Cash Flow” is calculated as funds flow from operations less both capital and decommissioning expenditures.

“Funds Flow from Operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs.

“Netback” is the per unit of production amount of revenue less royalties, net operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects.

“Net Debt” is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity.

“Net Operating Costs” are calculated by deducting processing income and road use recoveries from operating costs and is used to assess the Company’s cost position.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this news release constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Obsidian Energy believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

This news release contains, without limitation, forward-looking statements pertaining to the following: the anticipated closing date of the Acquisition; the expected terms and conditions of the Acquisition; the total aggregate purchase price of the Acquisition; the expected sources of funding for the Acquisition; statements with respect to the Company’s strategy; the Company’s expectations regarding prospective results of operations, operating costs, expenditures, production, Funds Flow from Operations, Free Cash Flow, Netback, Net Operating Costs and Net Debt; the reserves associated with the assets underlying the 45 percent partnership interest in PROP; the expected attributes and benefits to be derived by Obsidian Energy pursuant to the Acquisition; the expected amount to be repaid under the Facility and the Senior Notes; the expected timeline for repayment of the Loan; the Acquisition summary and pro-forma 2021 guidance after giving effect to the Acquisition; the anticipated closing date of the Offering; the anticipated uses of the net proceeds from the Offering; the expected draw on the revolving term loan of the Facility to fund the Acquisition; the anticipated jurisdictions in which subscription receipts will be offered; the estimated available borrowing capacity under the Facility following the closing of the Acquisition; the anticipated reduction of the Facility commitment amount and corresponding capacity under the Facility at the beginning of 2022; the anticipated repayment under the Senior Notes and the amounts remaining thereunder; the anticipated restructuring of the Company’s long term debt; and the future-oriented financial information identified above under “Future-Oriented Financial Information”.

With respect to forward-looking statements contained in this news release, Obsidian Energy has made assumptions regarding, among other things: the Company’s ability to close the Offering, the Loan, the amendments to the Facility, the amendments to the Senior Notes and the Acquisition, including the transactions and financings contemplated thereby, on a timely basis and on the terms expected; the assumptions set forth above under “Underlying Assumptions”; fulfillment by the Agents in respect of the of their obligations pursuant to the agency agreement and the entering into thereof; the Company’s ability to repay the Loan each month and in the amounts anticipated; the satisfaction of all conditions to the completion of the Acquisition or the waiver thereof; the receipt of all required regulatory approvals in respect of the Offering; the anticipated closing adjustments to be applied to the Acquisition purchase price; the timing of the Acquisition and the Offering; commodity prices; availability of skilled labour; timing and amount of future capital expenditures; future exchange and interest rates; future oil and natural gas production rates; the ability of Obsidian Energy to use its current tax pools and attributes in the future and that the use of such tax pools and attributes will not be successfully challenged by any taxing authority; the impact of increasing competition; conditions in general economic and financial markets; access to capital; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates and future operating costs.

Some of the risks that could affect the Company’s future results and could cause actual results to differ materially from those expressed in the forward-looking statements include: the continuing impact of COVID-19 and developments related to the variants thereof on economic activity and demand for oil and natural gas; volatility in market prices for oil and natural gas; incorrect assumptions associated with the location and pace of development on the assets of PROP; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of royalty reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the Acquisition; risks related to the environment and changing environmental laws, such as, carbon tax and methane emissions regulations; geological, technical, drilling, and processing problems; currency exchange rate fluctuations; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; and the inability of the Company to complete some or all of the financings required to fund the purchase price for the Acquisition (on acceptable terms or at all) or to satisfy all of the conditions to closing the Acquisition.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or if any of them do, what benefits Obsidian Energy will derive from them. To the extent any guidance or forward-looking statements herein constitute a financial outlook, they are included herein to provide readers with an understanding of management’s plans and assumptions for budgeting purposes and readers are cautioned that the information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements. Readers should also carefully consider the matters discussed under the heading “Risk Factors” in Obsidian Energy’s annual information form for the year ended December 31, 2020 which is available under Obsidian Energy’s profile on SEDAR at www.sedar.com.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the OTCQX Market in the United States under the symbol “OBE” and “OBELF” respectively.

All figures are in Canadian dollars unless otherwise stated.

Contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com